Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5804	E-mail Address jbonnie@stblaw.com

                         December 1, 2016

VIA EDGAR

Re:	Acceleration Request for Park Hotels & Resorts Inc. Registration Statement on Form 10 File No. 001-37795

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra B. Hunter, Esq.

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shares of common stock, par value $0.01 per share, of Park Hotels & Resorts Inc., a Delaware corporation (the “Company”), we are enclosing the Company’s acceleration request relating to the above-referenced Registration Statement pursuant to Rule 12d1-2 under the Exchange Act.

As indicated in the acceleration request, it is respectfully requested that the above-referenced Registration Statement be declared effective at 12:00 p.m. (Washington, D.C. time) on December 2, 2016, or as soon thereafter as practicable.

We thank you for your assistance in this matter. Please do not hesitate to call me at (202) 636-5804 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

NEW YORK        BEIJING        HONG KONG        HOUSTON        LONDON        LOS ANGELES        PALO ALTO        SÃO PAULO        SEOUL        TOKYO